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MEDIA RELEASE 21 AUGUST 2008

ORBITAL ANNOUNCES 2008 ANNUAL RESULTS

SOLID $0.5 MILLION PROFIT ACHIEVED DESPITE ECONOMIC SLOWDOWN, RISING AUSTRALIAN DOLLAR

International clean energy technology group, Orbital Corporation Ltd (ASX: OEC – “Orbital”), has confirmed plans to continue to expand in aligned business sectors – particularly the rapidly growing Alternative Fuels market – after today announcing a $0.5 million net annual profit after tax. The result, which was in line with the Company’s forecast of a second half and full year 2008 financial year profit, would have been above last year’s $1.3 million net profit but for the stronger Australian dollar.

Orbital said today that its bottom line earnings were reduced by approximately $1.2 million due to the rising Australian currency which negatively impacted earnings generated from its US manufacturing joint venture, Synerject, engineering revenue and royalty income.

The profit result was achieved on total revenue of $14.9 million (2007: $15.2 million), with the main contributors being a slightly decreased contribution of $11.7 million from engineering services and increased contribution of $2.7 million from licence and royalty income.

“Despite a generally tough operating environment, we are pleased to have achieved a profit for the year,” said Orbital’s newly appointed CEO, Mr Terry Stinson. “Importantly, we are in a strong financial position with cash on hand of $8.8 million at year-end, which gives us the balance sheet strength to pursue our growth objectives.”

“We have achieved several important strategic goals during the year, including our expansion into the alternative fuels business through the acquisition of Sydney-based Orbital Gas Products,” Mr Stinson commented. “These growth initiatives will add value in future years and position the Company extremely well in the current environment.”

“The acquisition of OGP marks the first phase of our plans to grow into gaseous fuel technology and develop additional commercial business opportunities,” he said.

“These and other developments in the Liquid Natural Gas (LNG) market provide exciting new growth avenues for Orbital in the current market environment, where demand for alternative fuels technology is rapidly increasing.” Mr Stinson added. “We are focusing on implementing our strategic investment initiatives and targeting continued profitability year on year.”

Synerject

Notwithstanding the slowdown in the US marine market, Synerject LLC generated a 2% increase in revenue to US$81 million during the 2008 financial year. Synerject generated a US$2.6 million operating cash flow, paying its first dividend of US$840,000 to Orbital, and remains in a strong financial position with a gearing ratio of 18%.

Orbital CEO Terry Stinson said: “We are committed to providing Synerject with technical and financial support and believe we will be seeing much greater reward for our efforts in the not too distant future. Orbital’s investments in Chinese infrastructure have begun to pay dividends, with sales in China targeted to increase by US$10 million to US$15 million next financial year.

“We are laying the foundations to ensure that Synerject is well positioned to win sales when Chinese emissions legislation is introduced,” he added.

Engineering Services

Engineering Services generated revenue of $11.7 million for the full year, slightly lower than the previous year, reflecting the challenges of the downturn in the general market and the stronger Australian dollar.

The launch of the new FlexDI™ ‘One Engine – Any Fuel’ system further cemented the Company’s diversified business direction, expanding Orbital’s Direct injection systems to operate with a wide range of both liquid and gaseous fuels, generating a significant response from both China and Europe.

“With the increasing awareness of global warming, rising fuel costs and depleting availability of crude oil, the call for alternative fuels and energy and emission management has never been stronger,” said Mr Stinson. “Orbital’s engineering services are well positioned to provide key technology services in forthcoming years,” he continued.

Orbital’s commitment to research and development has resulted in 20 new patent applications being granted. Four of these have been in the last 12 months, contributing to and extending the life of current and future royalty streams.

Licensing and Royalties

The overall number of Orbital DI engines earning royalties remained steady during 2008 compared to the previous year. The 2008 financial year saw two new products using Orbital’s technologies introduced, including the first ever 4 stroke engine application the multi-fuel Polaris MV800 ATV.

“Licensing and Royalty revenue increased by 17% to $2.7 million compared to the previous financial year. Despite the steady royalty volumes, the contribution from this sector fell by $0.3 million due to the impact of the weakening US Dollar but this was offset by increased licence fees,” said Mr Stinson.

“Since product introduction in 1996, over 1.6 million air injectors/cylinders have been commercially sold, reducing greenhouse gas emissions and improving fuel economy,” he continued. “Orbital’s commitment to identify and secure alternative fuel opportunities and continued expansion into aligned businesses will ensure that the Company continues to grow as a profitable international developer of innovative technical solutions for a cleaner world.”

New Developments and Growth

Orbital announced several strategic developments during the year to commence its expansion into the Alternate Fuels Market.

“We have unveiled a number of new initiatives aimed at furthering the Company’s expansion into the alternative fuels business, including the formation of Orbital Gas Products, (formally Boral Alternative Fuel Systems), a tier 1 supplier of LPG systems to the Ford Motor Corporation and to the aftermarket operators,” Mr Stinson said.

“In addition, our growth in this area received a further boost with the Federal Government announcing funding for the installation at our facilities in Perth of a heavy duty engine testing facility capable of operating engines on natural gas, LPG and biodiesel as well as diesel and gasoline.“

   ENDS

Released by:

On behalf of:

Jacinta Rainer / Nicholas Read

Mr Terry Stinson

Read Corporate

CEO

Telephone: (+61-8) 9388-1474

Orbital Corporation Limited

Mobile: 0419 929 046

Telephone: (+61-8) 9441-2462

www.readcorporate.com.au

www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.